SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q1’23 Earnings Results

I. Performance in Q1 2023 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q1 22	Q4 22	Q1 23	QoQ	YoY
Quarterly Results
Revenues	6,471	7,302	4,411	-40%	-32%
Operating Income	38	-876	-1,098	N/A	N/A
Income before Tax	37	-1,860	-1,475	N/A	N/A
Net Income	54	-2,094	-1,153	N/A	N/A

II. IR Event of Q1 2023 Earnings Results

1. Provider of Information: IR Team

2. Participants: Investors, Securities analysts, etc.

3. Purpose: To present Q1’23 Earnings Results of LG Display

4. Date & Time: 02:00PM on April 26, 2023 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd.
at www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Seunghyun Lee, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of LG Display Co., Ltd. at www.lgdisplay.com/eng

ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q1’23 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports First Quarter 2023 Results

SEOUL, Korea (Apr. 26, 2023) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2023.

•
Revenues in the first quarter of 2023 decreased by 40% to KRW 4,411 billion from KRW 7,302 billion in the fourth quarter of 2022 and decreased by 32% from KRW 6,471 billion in the first quarter of 2022.
•
Operating loss in the first quarter of 2023 recorded KRW 1,098 billion. This compares with the operating loss of KRW 876 billion in the fourth quarter of 2022 and with the operating profit of KRW 38 billion in the first quarter of 2022.
•
EBITDA loss in the first quarter of 2023 was KRW 80 billion, compared with EBITDA profit of KRW 209 billion in the fourth quarter of 2022 and with EBITDA profit of KRW 1,211 billion in the first quarter of 2022.
•
Net loss in the first quarter of 2023 was KRW 1,153 billion, compared with the net loss of KRW 2,094 billion in the fourth quarter of 2022 and with the net income of KRW 54 billion in the first quarter of 2022.

LG Display registered KRW 4.411 trillion in revenues and KRW 1.098 trillion in operating loss in the first quarter of 2023.

LG Display saw a decrease in panel shipments and revenues in the first quarter due to low seasonality and shrinking industry demand mainly for TV and IT products, as set makers continued to aggressively adjust their inventory levels. In addition, the company's continuous efforts to enhance the overall business structure by downsizing its LCD TV panel business also affected the revenues.

Panels for TVs accounted for 19% of revenues in the first quarter, while panels for IT devices including monitors, laptops, and tablet PCs accounted for 38%, panels for mobile and other devices accounted for 32%, and those for automobiles accounted for 11%.

LG Display will make an all-out effort to advance its business structure centered on market-to-order business, which manages to maintain stable shipment and price operations based on close partnerships with its customers, while continuously focusing on improving its differentiated competitiveness to prepare for the future.

With respect to the market-to-order business which now accounts for over 40% of the revenue, LG Display plans to further expand the revenue share by over 70% within the next two to three years. Additionally, the company will further solidify its global leadership in the automotive display sector by increasing orders and revenues while expanding the shipment of high value-added panels for mobile devices scheduled foradditional mass production this year. For its mid-sized OLED business including tablet PCs which it is currently investing in, the company aims to prepare for a solid mass production and supply system in 2024 based on its technological leadership.

In addition, LG Display will focus more on high value-added areas for its supply and demand-based business which is vulnerable to market volatility. The company will continue to strengthen its position in the premium TV market with its large-sized OLED by expanding its product lineup underpinned by stronger fundamental competitive edge characterized by brightness and energy efficiency and by innovating cost structure. The company will also accelerate its market-creating business with high growth potential such as Transparent and Gaming OLED panels.

“Panel demand is predicted to fall short of actual set sales as set makers anticipate a prolonged period of sluggish demand. However, we now bottom out in the first half and plan to achieve a turnaround during the second half of the year, as the industry recovers its inventory level and soundness. This will in turn lead to increased demand in panels and the expansion of market-to-order business including an increase in shipments of panels for mobile devices,” said Sung-hyun Kim, CFO and Senior Vice President at LG Display.

Kim added, “Despite continued macroeconomic uncertainties, we will make every effort to improve our business performance by accelerating the advancement of our business structure and maintaining intense activities to reduce our costs.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 26, 2023 starting at 14:00 AM Korea Standard Time (KST) to announce the First quarter of 2023 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2023Q1_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email:ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Jean Lee, Team Leader, Global PR Team

Email:jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 26, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division